Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 2 DATED DECEMBER 26, 2019
TO THE OFFERING CIRCULAR DATED MAY 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated November 25, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Senior Mortgage Loan – 3rd and Pacific Holdco, LLC

On December 19, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $6,500,000, (the “3&P Senior Loan”). The Borrower, 3rd and Pacific Holdco, LLC, a Delaware limited liability company (“3&P”), used the loan proceeds to acquire approximately 53,000 square feet of land located at the Northeast corner of 3rd Street and Pacific Ave, Long Beach, CA 90802 (the “3&P Property”). The 3&P Property is composed of two parcels, which are currently improved with a parking lot. 3&P intends to obtain entitlements and permits to construct 345 apartment units on the site.

3&P is managed by the principals of Ensemble Real Estate Investments (the “3&P Sponsors”). The 3&P Sponsors have acquired, entitled, and constructed approximately 40 projects valued at approximately $1.2 billion.

On the closing date of the 3&P Senior Loan, 3&P was capitalized with approximately $1,200,000 of equity capital from the 3&P Sponsors.

The 3&P Senior Loan bears an interest rate of 9.0% per annum, paid current on a monthly basis through the maturity date, January 19, 2021 (the “3&P Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the 3&P Senior Loan amount, paid directly by 3&P.

3&P has the ability to extend the 3&P Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and 3&P will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The 3&P Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the  3&P Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 82%. The LTC ratio is the amount of the 3&P Senior Loan divided by the land purchase price and associated entitlement and financing costs. As of its closing date, the 3&P Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 43%. The LTV ratio is the amount of the 3&P Senior Loan divided by the third-party appraised value of the 3&P Property as of December 2019. There can be no assurance that such value is correct.

The 3&P Property is located in the Downtown neighborhood of Long Beach, CA. The 3&P Property is within close proximity to parks, restaurants, the waterfront, and employment hubs.

As the 3&P Senior Loan was purchased from Fundrise Lending, the Independent Representative reviewed and approved of the transaction prior to its consummation.